Exhibit 99.1

Ecopetrol Business Group presents its Second
Quarter and First Half 2017 Results

•	Net income for the first semester of 2017 was COP 2.2 trillion, almost double than in the same period of last year and higher than the net income of the whole year 2016.

•	The spread of our crude export basket versus Brent has narrowed due to our renewed commercial strategy. From a maximum of Brent minus USD 12/bl in 2015 it fell to Brent minus USD 6.6/bl in the second quarter of 2017.

•	Group´s nominal debt decreased by 12.9% during the second quarter of 2017.

•	Effective exploratory campaign with a success rate of 80% in the first semester.

Bogota, August 8, 2017. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) today announced the Ecopetrol Business Group’s second-quarter and first half 2017 financial results, prepared and presented in billions of Colombian pesos (COP) according to International Financial Reporting Standards applicable in Colombia.

TABLE 1:
Consolidated Financial Results –
Ecopetrol Business Group

A	B	C	D	E	F	G	H	I
COP$ Billion	2Q 2017	2Q 2016	∆ ($)	∆ (%)	1H 2017	1H 2016	∆ ($)	∆ (%)
Total Sales	13,151	11,751	1,400	11.9%	26,522	22,236	4,286	19.3%
Operating Profit	3,268	2,481	787	31.7%	6,567	4,080	2,487	61.0%
Net Income Consolidated	1,483	989	494	49.9%	2,556	1,600	956	59.8%
Non-Controlling Interests	(178)	(202)	24	(11.9)%	(365)	(450)	85	(18.9)%
Net Income Attributable to Owners of Ecopetrol	1,305	787	518	65.8%	2,191	1,150	1,041	90.5%

EBITDA	5,612	4,522	1,090	24.1%	11,425	8,659	2,766	31.9%
EBITDA Margin	42.7%	38.5%			43.1%	38.9%

The figures included in this report are unaudited, expressed in billions of pesos (COP) or US dollars (USD), or in thousands of barrels of petroleum equivalent per day (mboed) or tons, as applicable. For presentation purposes, certain figures of this report were rounded to the nearest decimal place.

43% EBITDA Margin	WARRIOR Exploratory Success	715 MBOED Production	1,086 KBD Transported Volume	13.9 USD/Bl Margin Barrancabermeja	investors@ecopetrol.com.co Tel: +571 234 5190

In the opinion of Ecopetrol S.A. CEO Juan Carlos Echeverry G.:

“Ecopetrol is focusing on the next pillar of its 2020 strategy, “profitable growth.” Over the past two years we have embarked upon a profound transformation, and as a result have achieved financial soundness with ratios that are among the highest in the global industrial rankings.

The time has come to build on that financial soundness and discipline, and to concentrate our efforts on Ecopetrol’s profitable growth. Profitable growth is supported on four basic pillars: i) increased exploratory activity, ii) development of improved recovery pilots and infill projects, iii) exploring opportunities in Unconventionals, and iv) advancing in opportunities for inorganic growth.

Operational and financial performance in the first half of the year was outstanding. The EBITDA margin of 43% is one of the highest in the industry and we closed out the period with a solid cash position of COP 10.4 trillion. During the quarter we distributed COP 945 billion in dividends to our shareholders on 2016 earnings, and prepaid an international commercial banking loan of USD 1,925 million (approximately COP 6 trillion). The Ecopetrol Group’s nominal debt declined some 12.9% during the second quarter of 2017. The risk rating agencies have recognized our achievements and confirmed our investment-grade credit rating. For its part, S&P upgraded our stand-alone rating from BB to BB+.

Excellent commercial management and the global scarcity of heavy crude helped capture market opportunities in international sales. Ecopetrol’s export basket spread improved significantly, to -USD 6.6/bl in the second quarter.

In line with our commitment to profitable growth, we created the Project Maturity Center with a view to ensure that projects generate value, maintain the highest standards and are executed on time and within budget.

During the quarter, the exploratory campaign continued to show outstanding results. The Warrior-2 well, located in the Gulf of Mexico, was declared successful upon confirming the presence of light crude, making it the second discovery in that area in the past eight months. This discovery is consistent with Ecopetrol’s goal of positioning itself as a pan-American company. The Siluro well, in the Colombian offshore, did not yield the expected results with the presence of hydrocarbons. Thus, four discoveries were made in five wells, a success rate of 80% for the half-year period. In line with the search for growth opportunities, we participated in Round 2.1 in Mexico and were awarded two blocks in association with Pemex and Petronas.

In the second half of the year Ecopetrol will drill the Molusco well in the Colombian offshore, a milestone for the Company since it will be the first well of this kind operated directly by Ecopetrol. The second half’s exploratory campaign will focus more on the Colombian onshore, with the drilling of 10 wells.

The Business Group’s average production in the first half totaled 715 thousand barrels of oil equivalent per day, in line with the 2017 production goal. We succeeded in maintaining our production rate despite public security situations and operational events that have arisen. Pilot recovery programs are making satisfactory progress; by year-end we will have four recovery pilots that have completed the evaluation stage. One year after regaining control over the Rubiales and Cusiana fields, we have succeeded in maintaining stable and safe operations.

An important operational achievement has been sustaining stable bi-directional operation on the Bicentenario oil pipeline to extract crude from the Caño Limón field and thus, to a certain extent, mitigate the closure of the Cano Limón - Coveñas oil pipeline. Thanks to the bi-directional operation at Bicentenario, we have succeeded in performing major maintenance work on the Caño Limón oil pipeline without affecting production.

At Reficar we have completed performance testing on 28 plants, 82% of the refinery’s 34 units. The alkylation unit is already in operation after undergoing maintenance to correct problems of the cooling water system. The Barrancabermeja refinery has built a profitable and efficient operation, with a margin of USD 13.9/bl for the half-year period.

2

In the Midstream we note the first shipment of heavy crude with viscosity greater than 500 centistokes (cst - viscosity measurement). This helped demonstrate the commercial viability of high-viscosity crude and encourages us to continue the transport testing of heavy crude at 600 cst, with a view to extending this capacity to other oil pipeline systems. During the quarter, crude pumping was initiated for operational stabilization of the San Fernando - Monterey system, and progress was made on commissioning and tests.

Structural savings for the half-year period totaled COP 516 billion, representing 70% of the year’s savings goal (COP 740 billion).

On May 31 Ecopetrol published its annual 20-F report for fiscal year 2016. By publishing the 20-F, the Company fulfilled its reporting obligation to the Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE), bondholders and other creditors. The joint work of the Board of Directors, the 2014-2015 period auditors, the 2016 auditors and Ecopetrol management successfully completed the due diligence process to publish the 20-F.

Ecopetrol as a Company is committed with the country’s development, the environment and generating value for its shareholders. Our commitment to financial soundness remains current and will leverage the focus on profitable growth needed to deliver outstanding results to the benefit of the Company’s sustainability.”

3

I.	Ecopetrol Business Group Financial and Operating Results

Net profit for the first half of 2017 was almost double the amount reported in the same period the previous year, and has already exceeded the figure for all of 2016. We have also succeeded in maintaining EBITDA margin at 43% for the year, equivalent to USD 30/Bl, vis-à-vis 38.9% and USD 23/bl in the first half of 2016. These positive results are largely due to: i) improved spreads in the crude exports pricing basket versus the Brent price (USD 6.6/bl in 2Q 2017 vs. USD 9/bl in 2Q 2016), ii) higher international petroleum prices compared to the previous year, and iii) lower product imports as a result of the beginning of operations of the Cartagena Refinery. These solid results are reflected in a cash position of COP 10.4 trillion at the close of the second quarter.

Table 2: Profit and Loss Statement – Ecopetrol Business Group

A	B	C	D	E	F	G	H	I
COP$ Billion	2Q 2017	2Q 2016	∆ ($)	∆ (%)	1H 2017	1H 2016	∆ ($)	∆ (%)
Local Sales	6,688	6,114	574	9.4%	13,419	12,146	1,273	10.5%
Export Sales	6,463	5,637	826	14.7%	13,103	10,090	3,013	29.9%
Total Sales	13,151	11,751	1,400	11.9%	26,522	22,236	4,286	19.3%
DD&A Costs	2,101	1,788	313	17.5%	4,123	3,430	693	20.2%
Variable Costs	5,232	5,047	185	3.7%	10,634	9,353	1,281	13.7%
Fixed Costs	1,893	1,512	381	25.2%	3,614	3,010	604	20.1%
Cost of Sales	9,226	8,347	879	10.5%	18,371	15,793	2,578	16.3%
Gross Profits	3,925	3,404	521	15.3%	8,151	6,443	1,708	26.5%
Operating Expenses	657	923	(266)	(28.8)%	1,584	2,363	(779)	(33.0)%
Operating Income	3,268	2,481	787	31.7%	6,567	4,080	2,487	61.0%
Financial Income (Loss)	(137)	(366)	229	(62.6)%	(1,156)	(502)	(654)	130.3%
Share of Profit of Companies	24	(4)	28	(700.0)%	55	(31)	86	(277.4)%
Income Before Income Tax	3,155	2,111	1,044	49.5%	5,466	3,547	1,919	54.1%
Income tax	(1,672)	(1,122)	(550)	49.0%	(2,910)	(1,947)	(963)	49.5%
Net Income Consolidated	1,483	989	494	49.9%	2,556	1,600	956	59.8%
Non-Controlling Interests	(178)	(202)	24	(11.9)%	(365)	(450)	85	(18.9)%
Net Income (Attributable to Owners of Ecopetrol)	1,305	787	518	65.8%	2,191	1,150	1,041	90.5%

EBITDA	5,612	4,522	1,090	24.1%	11,425	8,659	2,766	31.9%
EBITDA Margin	42.7%	38.5%			43.1%	38.9%

1.	Sales revenue

The higher sales revenue quarter over quarter is the combined result of:

a)	Higher price of the average weighted basket for crude, gas and products, +USD 7/bl (+COP 1.89 trillion), largely reflecting the performance of the Brent crude reference prices and an improved spread against such reference prices.

The better spread between the first semester of 2016 and the same period of 2017 generated an estimated revenue of COP 503 billion.

b)	A lower average exchange rate on revenue earned, which fell from COP 3,006/USD (Q2 2016) to COP 2,936/USD (Q2 2017), negatively impacting total revenue (-COP 353 billion).
c)	Effect of change in sales volumes (+COP 47 billion).
d)	Lower revenue from transport services (-COP 220 billion) because:
•	In the second quarter of 2016 the Company posted revenue for the transportation services provided to Pacific E&P in the Rubiales field; since the contract reverted to the Company in July 2016, these services are no longer invoiced to third parties.
•	Lower volume transported due to the decline in national production.
•	Lower average exchange rate on fees charged in USD.

4

Table 3: Volume Sales - Ecopetrol Business Group

A	B	C	D	E	F	G
Local Sales Volume (mboed)	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Crude Oil	16.0	13.4	19.4%	14.2	14.6	(2.7)%
Natural Gas	70.3	71.0	(1.0)%	73.4	78.9	(7.0)%
Gasoline	112.0	108.0	3.7%	110.6	107.2	3.2%
Medium Distillates	151.2	140.1	7.9%	148.8	139.9	6.4%
LPG and Propane	17.6	16.3	8.0%	17.8	16.5	7.9%
Fuel Oil	8.0	5.3	50.9%	8.2	6.1	34.4%
Industrial and Petrochemical	17.6	18.4	(4.3)%	18.5	18.8	(1.6)%
Total Local Sales	392.7	372.5	5.4%	391.5	382.0	2.5%

Export Sales Volume (mboed)	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Crude Oil	442.4	420.2	5.3%	434.4	441.9	(1.7)%
Products	107.3	152.8	(29.8)%	109.9	142.1	(22.7)%
Natural Gas	1.9	1.4	35.7%	1.7	1.5	13.3%
Total Export Sales	551.6	574.4	(4.0)%	546.0	585.5	(6.7)%

Total Sales Volume (mboed)	944.3	946.9	(0.3)%	937.5	967.5	(3.1)%

Market in Colombia (41.6% of sales): The increase in the second quarter of 2017 compared to the second quarter of 2016 was due largely to:

•	Higher domestic sales of crude due to the increase in volumes under contract with Equion and under the new commercial agreement with Hidrocasanare.
•	Higher diesel sales due to the increase in demand from the mining sector and resumption of oil services in the country, as well as an increase in gasoline sales due to the reduced ethanol mix, which fell from 8% to 6%.
•	Higher sales of fuel oil given the new sale contracts for river fleet.

An important milestone was achieved with the ultra-low sulphur diesel produced by Reficar, which began to be sold in local markets, reducing the need for imports.

International market (58.4% of sales): The decrease in the second quarter of 2017 compared to the second quarter of 2016 was due primarily to:

•	Higher crude exports due to greater availability of heavy crudes and exports of accumulated inventories from Hocol.
•	Reduced fuel oil exports due to the use of bottoms to produce more valuable products at the Barrancabermeja refinery.
•	Lower exports of refined products due to the commercial strategy focused on allocating greater volumes to the domestic market, in order to obtain better prices and reduce fuel imports.

5

Table 4: Export Destinations - Ecopetrol Business Group

A	B	C	D	E	F	G
Crude (mbod)	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Asia	101.6	52.5	23.0%	101.6	65.2	23.4%
U.S. Gulf Coast	163.3	166.2	36.9%	145.1	186.9	33.4%
U.S. West Coast	51.8	31.7	11.7%	63.9	36.0	14.7%
U.S. East Coast	3.9	27.4	0.9%	17.7	26.6	4.1%
Europe	18.6	59.4	4.2%	19.7	59.6	4.5%
Central America / Caribbean	83.2	54.0	18.8%	66.1	41.6	15.2%
South America	5.1	7.9	1.2%	2.6	9.9	0.6%
Other	14.9	21.1	3.4%	17.7	16.1	4.1%
Total	442.4	420.2	100.0%	434.4	441.9	100.0%

Products (mboed)	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Asia	13.8	20.6	12.9%	17.1	14.5	15.5%
U.S. Gulf Coast	11.7	19.3	10.9%	11.2	24.2	10.2%
U.S. West Coast	2.4	0.0	2.2%	1.2	0.0	1.1%
U.S. East Coast	17.2	40.4	16.0%	15.7	39.7	14.3%
Europe	1.6	22.2	1.5%	4.2	11.3	3.8%
Central America / Caribbean	51.6	38.0	48.1%	47.4	36.3	43.2%
South America	8.3	9.0	7.8%	12.7	7.6	11.6%
Other	0.7	3.3	0.6%	0.4	8.5	0.3%
Total	107.3	152.8	100.0%	109.9	142.1	100.0%

Note: Information subject to change after the close of the quarter, as some destinations are reclassified according to the final export results.

Crude: Crude exports rose 5.3% versus the second quarter of 2016. The largest share continues to be the United States Gulf Coast because it has greater high conversion refining capacity. The Company’s sales strategy seeks to gain more profitable markets, as reflected in the significant increase in exports to Asia, supported by higher demand from independent refineries in China, with an increase in participation of 83.8% compared to the same period in 2016. Finally, Central America and the Caribbean represented the third-largest destination, with an increase of 46.4% versus the second quarter of 2016, since they are intermediate points of storage for other destinations. It also saw a larger share of exports to the markets in the United States East Coast due to better refining margins, that has compensated lower sales in Europe because of higher discount in the Maya crude observed in such destination.

Products: The principal export destination for products in the second quarter of 2017 was Central America and the Caribbean, which share grew 93.5% since they are intermediate points of storage for distant destinations like Asia. Exports to the United States declined from a 39.1% share to a 29.1%, due better opportunities found in other destinations.

Table 5: Average Benchmark Crude Prices

A	B	C	D	E	F	G
USD/Bl	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Brent	50.8	47.0	8.1%	52.7	41.2	27.9%
WTI	48.2	45.6	5.7%	50.0	39.8	25.6%

Source: Platts y Bloomberg.

Table 6: Average Weighted Sales Price - Ecopetrol Business Group

A	B	C	D	E	F	G	H	I
USD/Bl	2Q 2017	2Q 2016	∆ (%)	Volume (mboed) 2Q 2017	1H 2017	1H 2016	∆ (%)	Volume (mboed) 1H 2017
Crude Oil Basket	44.2	38.1	16.0%	458.4	45.2	30.7	47.2%	448.6
Refined Products Basket	58.1	48.6	19.5%	413.7	59.8	45.3	32.0%	413.8
Natural Gas Basket	22.8	23.9	(4.6)%	72.2	23.1	24.5	(5.7)%	75.1
				944.3				937.5

Crude: In the second quarter of 2017, Ecopetrol saw better spreads versus the Brent price in sales of its heavy and intermediate crudes. The crude sales basket increased by USD 2.4/bl versus the results obtained in the second quarter of 2016 (Spread vs. the Brent price in the crude basket: 2Q 2017: -USD 6.6/bl vs. 2Q 2016: -USD 9.0/bl). This result was achieved by: i) a sales strategy focused on markets that generate greater value, ii) the effects of production cuts by OPEC and non-OPEC countries that reduced the availability of heavy and intermediate crudes, iii) higher Asian demand generating greater Chinese imports, and iv) lower supplies from Canada, Mexico, Venezuela and Russia.

6

Products: The spread versus the Brent price in the products basket increased by +USD 5.7/bl versus the results obtained in the second quarter of 2016. This performance was supported by the recovery in the spread for distillates (diesel and jet fuel) due to higher industrial demand worldwide, a better realization of Reficar´s diesel in the local market and a better performance of the fuel oil attributed to temporary and structural factors, which have tightened the balance between supply and demand.

Natural Gas: Sales prices for natural gas are consistent with market structure and current contracts. A price reduction occurred compared to the second quarter of 2016 due to the presence of the El Niño phenomenon in 2016 which increased gas thermal generation with contracts under special regulation with the thermal sector.

2.	Cost of Sales

Depreciation and amortization: Increase of 17.5% (+COP 313 billion), primarily because of:

a)	Higher depreciation due to the beginning of operations of the Gunflint field since August 2016 at Ecopetrol America Inc.
b)	A decrease in the incorporation of hydrocarbon proven reserves in 2016 versus 2015 and higher production volume.
c)	Greater depreciation for capitalization of major maintenances in the transportation segment.

Variable costs: Increase of 3.7% (+COP 185 billion), primarily because of:

a)	Lower costs for purchases of crude, gas and products (-COP 13 billion), the net effect of:
•	An increase in the average price of domestic purchases and imports of crude and products (+COP 704 billion).
•	A lower average exchange rate applicable to purchases in USD (-COP 164 billion), from COP 3,006/USD (second quarter of 2016) to COP 2,917/USD (second quarter of 2017).
•	A decrease in the purchase volumes (-COP 553 billion) due primarily to: i) lower fuel imports, mainly diesel and gasoline, (-COP 707 billion, -45 mboed) at Reficar S.A. and Ecopetrol S.A. due to the commissioning of the new refinery, ii) higher crude imports (+COP 122 billion, +11 mbod) required at Reficar S.A. for its operations, and iii) smaller fluctuations in domestic crudes, diluents and petrochemicals (+30 billion, +5 mboed).
b)	An increase in the cost related to inventories (+COP 103 billion), primarily due to: i) a decline in product inventories at Reficar as a result of the start of operations and ii) lesser accumulation of crude inventories given the use of contingent transportation alternatives in 2017.
c)	Other costs (+COP 95 billion), primarily associated with processing materials and electricity (+COP 116 billion) related to the reversion of the Rubiales field (in 2Q 2016 it was not 100% part of Ecopetrol S.A.).

7

Table 7: Local Purchases and Imports – Ecopetrol Business Group

A	B	C	D	E	F	G
Local Purchases (mboed)	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Crude Oil	160.0	158.9	0.7%	158.0	163.3	(3.2)%
Natural Gas	4.1	2.7	51.9%	3.0	2.7	11.1%
Refined Products	3.3	5.8	(43.1)%	3.4	5.5	(38.2)%
Diluent	0.2	(1.0)	(120.0)%	1.5	0.3	400.0%
Total	167.6	166.4	0.7%	165.9	171.8	(3.4)%

Imports (mboed)	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Crude Oil	75.1	64.6	16.3%	82.7	50.6	63.4%
Refined Products	61.6	106.1	(41.9)%	70.6	109.7	(35.6)%
Diluent	52.8	49.3	7.1%	54.7	55.6	(1.6)%
Total	189.5	220.0	(13.9)%	208.0	215.9	(3.7)%

Fixed costs: Increase of 25.2% (+COP 381 billion) largely due to:

a)	The restart of activity on E&P increased contracted services (+COP 140 billion), maintenance (+COP 86 billion) and operating supplies (+COP 52 billion) primarily in the Caño Sur, La Cira-Infantas, Castilla and Chichimene fields, and increases due to the reversion of the Rubiales field. Also scheduled maintenances at Reficar and subsidiaries in the Midstream segment.
b)	Increased labor costs (+COP 64 billion) largely due to the higher headcount at the Rubiales field and higher payroll versus the previous year.
c)	Other items (+COP 39 billion).

In the second quarter of 2017, our results were also negatively affected in the amount of COP 9 billion due to attacks on infrastructure. This includes repairs to transport systems, removal of illegal connections, restoration of oil pipeline operations and area decontamination.

3.	Operating expenses

The decline in operating expenses is mainly due to: i) increased rate of exploration success, which reduced spending on dry wells during the period, and ii) profit from the sale of minor assets corresponding to the Ronda Campos 2016.

4.	Financial (non-operational) and other results

The change in financial results in the second quarter of 2017 as compared to the second quarter of 2016 is presented as the net result of:

a)	An increase in income from exchange rate spreads (+COP 59 billion): A larger profit was posted (+COP 434 billion) in the second quarter of 2017 versus the same period the previous year (+COP 375 billion). This increase is due to the impact of the 5.7% devaluation of the Colombian peso against the dollar in the net asset position in dollars in the second quarter of 2017, compared to the impact of the 3.5% appreciation of the Colombian peso against the dollar in the net liability position during the same period the previous year.
b)	A decrease in net interest spending (+COP 156 billion): i) higher financial returns given the Company’s cash position, ii) lower interest expense on local loans indexed to the CPI and iii) positive effect from the decline in the exchange rate on interest associated with foreign currency debt.
c)	Other items (+COP 14 billion).

Income from shares in related companies and joint business ventures posted an increase primarily due to better results at Equion.

8

The effective tax rate for the second quarter of 2017 was 53.0%, versus 53.2% posted for the same quarter the previous year.

Table 8: Financial statement – Ecopetrol Business Group

A	B	C	D	E
COP Billion	June 30, 2017	Marzo 31, 2017	∆ ($)	∆ (%)
Current Assets	19,009	25,417	(6,408)	(25.2)%
Non Current Assets	96,685	95,081	1,604	1.7%
Total Assets	115,694	120,498	(4,804)	(4.0)%

Current Liabilities	14,513	17,081	(2,568)	(15.0)%
Non-Current Liabilities	54,203	58,000	(3,797)	(6.5)%
Total Liabilities	68,716	75,081	(6,365)	(8.5)%
Equity	46,978	45,417	1,561	3.4%
Total Liabilities and Equity	115,694	120,498	(4,804)	(4.0)%

5.	Assets

The decline in assets is presented as the net effect of:

a)	A decrease in other financial assets (portfolio of cash surplus investments) and cash equivalents (-COP 7.08 trillion) due largely to the early payoff of an international commercial bank loan in the amount of USD 1,925 million.
b)	An increase in deferred income tax asset (+COP 938 billion) generated primarily by differences in the calculation of the income provision between tax and book items.
c)	An increase in property, plant and equipment, natural resources and intangibles (+COP 832 billion), primarily due to: i) capital investments made during the second quarter, ii) the positive effect due to the conversion of assets from subsidiaries with functional currencies other than the Colombian peso and iii) offset by depreciation and amortization posted during the quarter.
d)	An increase in commercial accounts and other accounts receivable (+COP 794 billion), primarily due to the increase in accounts receivable from the price stabilization fund for gasoline and diesel, and foreign clients.
e)	Changes in other assets (-COP 293 billion).

6.	Liabilities and Equity

The decline in total liabilities is presented as the effect of:

a)	A decrease in loans and financing (-COP 4.3 trillion), primarily as a result of the early payoff of the USD 1,925 million loan with the international commercial banking, partially offset by the valuation of our foreign currency debt expressed in COP resulting from the peso’s devaluation against the dollar during the quarter.

In the second quarter, the group’s debt level fell from COP 50.4 to COP 46.1 trillion. Total debt decrease by COP 6.1 trillion compared with the balance as of December 31, 2016. 86% of the debit is denominated in foreign-currency and 14% is denominated in local currency. USD 8.6 billion of the total foreign-currency debt constitute a natural-hedge financial instrument whose mark to market valuation affects the company´s net worth.

9

b)	A decrease in taxes payable (-COP 1.4 trillion), largely due to the second-quarter payment of the income tax and the wealth tax.
c)	A decrease in commercial accounts payable (-COP 593 billion), primarily a result of the dividend over 2016 earnings distributed in April 2017, partially offset by an increase in accounts payable during the second quarter, due to a higher level of operations.
d)	Other changes in liabilities (-COP 57 billion).

The increase in Equity corresponds to the combined effect of: i) quarterly earnings, ii) the profit on the conversion of assets and liabilities of subsidiaries denominated in functional currencies other than the Colombian peso, iii) partially offset by the loss due to exchange rate fluctuations on cash flow and net investment hedges.

7.	Results by business segment

Table 9: Profit and loss statement – 2Q by segment

A	B	C	D	E	F	G	H	I	J	K
	E&P		Refining&Petrochem.		Transport.& Logistics		Eliminations		Ecopetrol Consolidated
COP Billion	2Q 2017	2Q 2016	2Q 2017	2Q 2016	2Q 2017	2Q 2016	2Q 2017	2Q 2016	2Q 2017	2Q 2016
Local Sales	3,391	1,920	5,291	4,594	2,545	2,571	(4,539)	(2,971)	6,688	6,114
Export Sales	5,120	4,826	1,342	1,332	-	-	1	(521)	6,463	5,637
Sales	8,511	6,746	6,633	5,926	2,545	2,571	(4,538)	(3,492)	13,151	11,751
DD&A Costs	1,566	1,241	259	313	276	234	-	-	2,101	1,788
Variable Costs	3,179	2,789	5,667	4,825	149	146	(3,763)	(2,713)	5,232	5,047
Fixed Costs	1,818	1,551	425	294	356	419	(706)	(752)	1,893	1,512
Cost of Sales	6,563	5,581	6,351	5,432	781	799	(4,469)	(3,465)	9,226	8,347
Gross profit	1,948	1,165	282	494	1,764	1,772	(69)	(27)	3,925	3,404
Operating Expenses	250	467	389	376	88	57	(70)	23	657	923
Operating Profit (Loss)	1,698	698	(107)	118	1,676	1,715	1	(50)	3,268	2,481
Financial Income (Loss)	208	(132)	(225)	(316)	(120)	27	-	55	(137)	(366)
Share of profit of companies	35	(13)	7	8	(18)	1	-	-	24	(4)
	1,941	553	(325)	(190)	1,538	1,743	1	5	3,155	2,111
Provision for Income Tax	(938)	(202)	(91)	(157)	(643)	(762)	-	(1)	(1,672)	(1,122)
Net Income (Loss) Consolidated	1,003	351	(416)	(347)	895	981	1	4	1,483	989
Non-controlling interests	-	-	1	-	(179)	(202)	-	-	(178)	(202)
Net income (Loss) attributable to owners of Ecopetrol	1,003	351	(415)	(347)	716	779	1	4	1,305	787

EBITDA	3,377	1,986	272	625	1,961	1,963	2	(52)	5,612	4,522
EBITDA Margin	39.7%	29.4%	4.1%	10.5%	77.1%	76.4%	0.0%	1.5%	42.7%	38.5%

10

Table 10: Profit and loss statement – 1H by segment

A	B	C	D	E	F	G	H	I	J	K
	E&P		Refining & Petrochem.		Transportation & Logistics		Eliminations		Ecopetrol Consolidated
COP Billion	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016	1H 2017	1H 2016
Local Sales	6,476	3,754	10,650	8,681	5,042	5,700	(8,749)	(5,989)	13,419	12,146
Export Sales	10,133	8,610	2,970	2,536	-	-	-	(1,056)	13,103	10,090
Sales	16,609	12,364	13,620	11,217	5,042	5,700	(8,749)	(7,045)	26,522	22,236
DD&A Costs	3,053	2,457	523	495	547	478	-	-	4,123	3,430
Variable Costs	6,069	5,419	11,516	8,915	264	261	(7,215)	(5,242)	10,634	9,353
Fixed Costs	3,453	3,158	807	653	762	887	(1,408)	(1,688)	3,614	3,010
Cost of Sales	12,575	11,034	12,846	10,063	1,573	1,626	(8,623)	(6,930)	18,371	15,793
Gross profit	4,034	1,330	774	1,154	3,469	4,074	(126)	(115)	8,151	6,443
Operating Expenses	736	1,268	751	941	224	305	(127)	(151)	1,584	2,363
Operating Profit (Loss)	3,298	62	23	213	3,245	3,769	1	36	6,567	4,080
Financial Income (Loss)	(523)	(8)	(465)	(337)	(168)	(108)	-	(49)	(1,156)	(502)
Share of profit of companies	62	(42)	11	12	(18)	(1)	-	-	55	(31)
	2,837	12	(431)	(112)	3,059	3,660	1	(13)	5,466	3,547
Provision for Income Tax	(1,406)	(53)	(201)	(368)	(1,303)	(1,525)	-	(1)	(2,910)	(1,947)
Net Income (Loss) Consolidated	1,431	(41)	(632)	(480)	1,756	2,135	1	(14)	2,556	1,600
Non-controlling interests	-	-	1	3	(366)	(453)	-	-	(365)	(450)
Net income (Loss) attributable to owners of Ecopetrol	1,431	(41)	(631)	(477)	1,390	1,682	1	(14)	2,191	1,150

EBITDA	6,699	2,957	829	1,205	3,896	4,462	1	35	11,425	8,659
EBITDA Margin	40.3%	23.9%	6.1%	10.7%	77.3%	78.3%	0.0%	-0.5%	43.1%	38.9%

A.	Exploration and Production

Table 11: Profit and Loss Statement – Exploration and Production

A	B	C	D	E	F	G	H	I
COP Billion	2Q 2017	2Q 2016	Cambio $	Cambio %	1H 2017	1H 2016	Cambio $	Cambio %
Local Sales	3,391	1,920	1,471	76.6%	6,476	3,754	2,722	72.5%
Export Sales	5,120	4,826	294	6.1%	10,133	8,610	1,523	17.7%
Total Sales	8,511	6,746	1,765	26.2%	16,609	12,364	4,245	34.3%
DD&A Costs	1,566	1,241	325	26.2%	3,053	2,457	596	24.3%
Variable Costs	3,179	2,789	390	14.0%	6,069	5,419	650	12.0%
Fixed Costs	1,818	1,551	267	17.2%	3,453	3,158	295	9.3%
Cost of Sales	6,563	5,581	982	17.6%	12,575	11,034	1,541	14.0%
Gross Profits	1,948	1,165	783	67.2%	4,034	1,330	2,704	203.3%
Operating Expenses	250	467	(217)	(46.5)%	736	1,268	(532)	(42.0)%
Operating Income	1,698	698	1,000	143.3%	3,298	62	3,236	5,219.4%
Financial Income (Loss)	208	(132)	340	>100%	(523)	(8)	(515)	6,437.5%
Share of Profit of Companies	35	(13)	48	>100%	62	(42)	104	>100%
Income Before Income Tax	1,941	553	1,388	251.0%	2,837	12	2,825	23,541.7%
Income tax	(938)	(202)	(736)	364.4%	(1,406)	(53)	(1,353)	2,552.8%
Net Income Consolidated	1,003	351	652	185.8%	1,431	(41)	1,472	(3,590.2)%
Non-Controlling Interests	-	-	-	0	-	-	-	0
Net Income (Attributable to Owners of Ecopetrol)	1,003	351	652	185.8%	1,431	(41)	1,472	>100%

EBITDA	3,377	1,986	1,391	70.0%	6,699	2,957	3,742	126.5%
EBITDA Margin	39.7%	29.4%	10.2%		40.3%	23.9%	16.4%

Exploration

After the first quarter’s exploratory successes on Colombia’s offshore with the Purple Angel-1 and Gorgon-1 wells, the second quarter saw a continuation of the exploratory campaign with drilling of the Siluro-1 well. On May 19, drilling activities were completed for this well, located in exploratory block RC-11, 42 km offshore the Guajira Offshore basin. The well achieved a planned depth of 2,042 meters without finding hydrocarbons. The information collected in this drilling contributes to knowledge of the Guajira Offshore Basin. Ecopetrol holds a 50% interest in the block, which is operated by Repsol (50)%.

11

Shortly after the end of the second quarter, on July 9, drilling of the Brama-1 prospect began, located in the Tayrona block, and it is estimated to be completed by the end of September. This well, operated by Petrobras (40)% in association with Ecopetrol (30)%, Repsol (20)% and Statoil (10)%, could confirm the commercial viability of the play proved by the discovery of the Orca well in 2014. In the second quarter of 2017 (August), it’s worth mentioning the initiation of drilling of the Molusco-1 well, located in block RC-9, being the first offshore well operated by Ecopetrol S.A. through its subsidiary Ecopetrol Costa Afuera ECAS (50)% and in partnership with ONGC (50)%.

In the Colombian onshore, after the announcement of the discovery of the Boranda well in March, we continue working on the maturing of projects to be drilled. We highlight progress in environmental viability management, as well as on the civil works and pre-drilling activities for the Lorito-1 and Trogón-1 wells (block CPO-9), in order to confirming the hydrocarbon potential of the Akacias (2013) and Nueva Esperanza (2014) discoveries in the same block.

Towards the end of July, Ecopetrol S.A. through its subsidiary Hocol S.A. began the drilling of the Bonifacio-1 well located on block Lla-65. In August we expected to initiate the drilling of the Lunera-1 well located on block VSM-9 and the seismic activities 2D in SN8 and SN18 blocks.

On the other side, in the area of Green Canyon (US Gulf of Mexico), on July 10 drilling was completed of the Warrior-2 well, operated by Anadarko (70)%, in association with Ecopetrol (30)%. This well confirmed the presence of hydrocarbons, the volume of which is being assessed.

Finally, as a result of Round 2.1 completed in June in Mexico, Ecopetrol, in a non-operating position, obtained blocks 6 and 8 located in the country’s southeast basins in association with Petronas and Pemex, respectively. Ecopetrol’s share of the two blocks corresponds to 50%. This negotiation is part of the strategy to diversify and improve the exploratory portfolio. It is believed that the contracts resulting from these deals will be signed in third quarter of 2017.

Production

Table 12: Gross Production* - Ecopetrol Business Group

A	B	C	D	E	F	G
mboed	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Crude Oil	547.1	535.8	2.1%	545.1	550.6	(1.0)%
Natural Gas	108.8	110.8	(1.8)%	110.2	117.7	(6.4)%
Total Ecopetrol S.A.	655.9	646.6	1.4%	655.3	668.3	(1.9)%

Crude Oil	22.2	18.7	18.7%	22.1	17.4	27.0%
Natural Gas	5.4	0.6	800.0%	5.1	0.6	750.0%
Total Hocol	27.6	19.3	43.0%	27.2	18.0	51.1%

Crude Oil	11.2	12.6	(11.1)%	11.4	12.6	(9.5)%
Natural Gas	4.6	8.2	(43.9)%	4.5	8.4	(46.4)%
Total Equion**	15.8	20.8	(24.0)%	15.9	21.0	(24.3)%

Crude Oil	3.9	4.1	(4.9)%	3.9	4.2	(7.1)%
Natural Gas	1.1	1.2	(8.3)%	1.0	1.2	(16.7)%
Total Savia**	5.0	5.3	(5.7)%	4.9	5.4	(9.3)%

Crude Oil	10.0	2.6	284.6%	9.3	2.7	244.4%
Natural Gas	2.2	0.4	450.0%	2.1	0.6	250.0%
Total Ecopetrol America	12.2	3.0	306.7%	11.4	3.3	245.5%

Crude Oil	594.4	573.8	3.6%	591.8	587.5	0.7%
Natural Gas	122.1	121.2	0.7%	122.9	128.5	(4.4)%
Total Group's Production	717	695	3.1%	715	716	(0.2)%

* Gross production includes royalties and is prorated for Ecopetrol’s share in each company.

** Equión and Savia are included through the equity method.

Note: gas production includes liquids

12

In the second quarter, Ecopetrol S.A.’s production totaled 655.9 mboed, a 1.4% increase over the same period in 2016. These results are largely explained by the reception of the Rubiales and Cusiana fields, where we have succeeded in maintaining stable and safe operations since the third quarter of 2016, as well as by the resumption of investment in development and production that have offset the effect of the decline in some of the major fields, such as La Cira Infantas, Chichimene, Castilla and Rubiales. There is also a positive impact explained by the reopening of operations at Caño Sur and CPO 9, which were suspended in the second quarter of 2016, and the triggering of the high-price clauses at La Cira Infantas.

It is worth highlighting the Chichimene field, in which by managing the current production either with oil dilution schemes and maintenance of wells, we have been able to mitigate the production declining to just 2.4% in comparison to the second quarter of last year, in spite of the low investments.

In addition, to moderate the effect of the events restricting transport capacity on production, we have worked successfully to implement shipping alternatives and operational schemes such as the bi-directional operation of the Bicentenario pipeline.

In terms of the results of our production in subsidiaries and joint ventures, second-quarter 2017 production was 60.6 mboed, up 25% over the same period in 2016, explained largely by increases at Hocol and Ecopetrol America.

In Hocol, the increase was primarily due to the commissioning of the gas treatment plant for the Bonga-Mamey fields and the assignment of interests in fields such as Espinal, Rio Saldaña and Pulí by Ecopetrol S.A., in favor of Hocol, in 2017. For Ecopetrol America, the increase is due to the incorporation of Gunflint in the second half of 2016. This increase was partially offset by the production declines of Savia and Equión, which in turn were primarily due to the natural decline of the fields; particularly for Equión mainly upon completion of the Tauramena contract at Cusiana in July 2016 in favor of Ecopetrol S.A.

13

Projects to increase the Recovery Factor:

In the second quarter of 2017 we made progress in assessing the 12 recovery pilot projects currently in operation, achieving a total cumulative injection of 51 million barrels of water and 11 million barrels of enhanced water. As a result of these pilot projects, a cumulative total of 2.9 million barrels of oil were produced between 2014 and 2017. At Chichimene field we are continuing to execute the work to initiate air injection at the end of this year.

We also advanced in executing the expansion of the tertiary recovery project with cross-polymer technology in the Dina K field, managing the detail engineering, the purchasing and contracting processes and the required environmental and archeological permits. We currently expect to initiate well drilling in the fourth quarter of this year.

The Company has created a Project Maturing Center that will contribute to structuring and maturing projects. Priority has been given to the maturing of six expansion projects that seek to convert potential volumes into reserves: five water injection projects in the Chichimene, Llanito, Provincia, Nutria and Apiay-Suria fields, and one enhanced water injection project in the Yariguí field.

Table 13: Lifting cost - Ecopetrol Business Group

A	B	C	D	E	F	G	H	I	J
USD/Bl	2Q 2017	2Q 2016	% Var	Explanation	1H 2017	1H 2016	% Var	Explanation	% USD
Lifting cost	7.31	5.36	36.4%	• Volume (-USD 0.19/Bl): Higher production of Hocol and Ecopetrol America • Cost (+USD 1.96/Bl): Higher cost of Ecopetrol, Hocol and Ecopetrol America.	6.99	5.10	37.1%	• Volume (+USD 0.10/Bl): Lower production levels of Ecopetrol. • Cost (+USD 1.34/Bl): Higher cost of Ecopetrol, Hocol and Ecopetrol America.	16.0%

TRM	2,919.6	2,994.7	-2.5%	• Exchange rate (+USD 0.18/Bl): Lower exchange rate of COP 75.12/USD.	2,921.0	3,121.9	-6.4%	• Exchange rate (+USD 0.45/Bl): Lower exchange rate of COP 200.86 /USD.

The increase observed in the lifting cost between 2016 and 2017 is mainly explained by:

a)	The execution of the total costs of the Rubiales field, owned 100% by Ecopetrol since the third quarter of 2016, in combination with a lower production property of Ecopetrol due to the increase in the percentage of royalties of the basic production from 20% to 32% once the association contract expired.
b)	Resumption of activity in the main fields (higher number of interventions and well services) to maintain production levels.
c)	Stabilization of costs’ execution with lower seasonality on a quarterly basis in 2017.

Financial Results for the E&P Segment

The production segment’s revenue in the second quarter of 2017 increased as compared to the second quarter of 2016 primarily due to the effect of the increase in crude basket prices favored by a better price spread, followed by higher sales volumes of crude and gas as a result of the increase in production, partially offset by the effect associated with the decline in the COP/USD average exchange rate had on exports.

The segment’s cost of sales rose as a result of: i) higher costs of crude purchases and naphtha imports due to the price increase, ii) higher cost of maintenance, processing materials, electricity and contracted services due to the receipt of the Rubiales and Cusiana fields starting in the third quarter of 2016, as well as the resumption of activity in several fields, iii) higher depreciation and amortization at Ecopetrol America Inc. due to the commissioning of the Gunflint field starting in August 2016 and at Ecopetrol S.A. due to lower proven reserves incorporated in 2016 versus 2015, and iv) higher transport costs due to the implementation of alternate shipping schemes as a result of restrictions in the Caño Limón pipeline. The above increases were partially offset by the accumulation of inventory at Ecopetrol S.A. due to limitations on extraction by oil pipeline.

14

In terms of operating expenses, there was a reduction, mainly in exploratory expenses, as a result of lower recognition for dry wells and profit on the sale of minor fields associated with the 2016 Ronda Campos. The segment had an operating margin of 20.0%, versus a margin of 10.3% in 2016.

Net financial results posted a recovery explained largely by: i) profit on the COP/USD exchange rate given the segment’s asset position in dollars, ii) lower interest expense on loans, due to a decrease in the interest rate on local debt indexed to the CPI, iii) effect of the decline in the COP/USD exchange rate on interest associated with the foreign currency debt, and iv) higher financial returns on the segment’s cash position.

B.	Midstream

Table 14: Profit and Loss Statement – Midstream

A	B	C	D	E	F	G	H	I
COP Billion	2Q 2017	2Q 2016	∆ ($)	∆ (%)	1H 2017	1H 2016	∆ ($)	∆ (%)
Local Sales	2,545	2,571	(26)	(1.0)%	5,042	5,700	(658)	(11.5)%
Export Sales	-	-	-	0.0%	-	-	-	0.0%
Sales	2,545	2,571	(26)	(1.0)%	5,042	5,700	(658)	(11.5)%
DD&A Costs	276	234	42	17.9%	547	478	69	14.4%
Variable Costs	149	146	3	2.1%	264	261	3	1.1%
Fixed Costs	356	419	(63)	(15.0)%	762	887	(125)	(14.1)%
Cost of Sales	781	799	(18)	(2.3)%	1,573	1,626	(53)	(3.3)%
Gross Profits	1,764	1,772	(8)	(0.5)%	3,469	4,074	(605)	(14.9)%
Operating Expenses	88	57	31	54.4%	224	305	(81)	(26.6)%
Operating Income	1,676	1,715	(39)	(2.3)%	3,245	3,769	(524)	(13.9)%
Financial Income (Loss)	(120)	27	(147)	>100%	(168)	(108)	(60)	55.6%
Share of Profit of Companies	(18)	1	(19)	>100%	(18)	(1)	(17)	1,700.0%
Income Before Income Tax	1,538	1,743	(205)	(11.8)%	3,059	3,660	(601)	(16.4)%
Income tax	(643)	(762)	119	(15.6)%	(1,303)	(1,525)	222	(14.6)%
Net Income Consolidated	895	981	(86)	(8.8)%	1,756	2,135	(379)	(17.8)%
Non-Controlling Interests	(179)	(202)	23	(11.4)%	(366)	(453)	87	(19.2)%
Net Income (Attributable to Owners of Ecopetrol)	716	779	(63)	(8.1)%	1,390	1,682	(292)	(17.4)%

EBITDA	1,961	1,963	(2)	(0.1)%	3,896	4,462	(566)	(12.7)%
EBITDA Margin	77.1%	76.4%	0.7%		77.3%	78.3%	(1.0)%

Progress on key projects:

San Fernando – Monterrey: Crude pumping and extended tests for operational stabilization were initiated from the San Fernando station. Progress was made on the commissioning and it is estimated to begin tests for the stabilization of the diluent system. System operations are expected to start up in the third quarter of 2017.

Transportation of higher viscosity crudes: The transport of extra heavy crudes was initiated through the oil pipeline system from Apiay to Coveñas and the first shipments of heavy crude with viscosity greater than 500 Cst was achieved. Also, the installation of the dilution facilities at Coveñas was completed, which will allow us to deliver crudes under client’s density and viscosity specifications.

Table 15: Transported Volumes – Ecopetrol Business Group

A	B	C	D	E	F	G
mbod	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Crude	828.3	868.7	(4.7)%	816.8	910.1	(10.3)%
Refined Products	273.4	257.9	6.0%	269.6	260.2	3.6%
Total	1,101.7	1,126.6	(2.2)%	1,086.4	1,170.3	(7.2)%

Crude transport by pipeline fell in the second quarter of 2017 primarily due to lower client inventories to be transported by the Transandino Oil Pipeline and restrictions in the Caño Limón system. Of the total transported by oil pipeline, approximately 66% corresponded to crude owned by Ecopetrol.

15

A leak in the system due to an illicit valve in the Caño Limón pipeline, forced to advance on a work plan. During the execution of these tasks, the Caño Limón system experimented other damages (illicit valves and attacks) which had to be attended and caused an extension of the work plan to an estimated period of two months. Despite the before mentioned, to ensure crude transportation from the Caño Limón field, since the second quarter a contingent plan was implemented by reversing the operating direction of the Bicentenario pipeline, pumping crude in the Banadía - Araguaney way, to move crude through Ocensa and/or Oleoducto de Colombia to the Coveñas port. This reversal allowed for the extraction of more than 1,600,000 barrels of crude from Caño Limón field.

On the other side, volumes transported by multi-product pipeline in the second quarter of 2017 increased primarily due to the elimination of some operating restrictions on the Pozos Colorados - Galán multi-product pipeline, raising its capacity from 110 mbd to 119 mbd. Approximately 18% of volumes transported by multi-product pipeline corresponded to products owned by Ecopetrol.

Table 16: Cost per Barrel Transported - Ecopetrol Business Group

A	B	C	D	E	F	G	H	I	J
USD/Bl	2Q 2017	2Q 2016	% Var	Explanation	1H 2017	1H 2016	% Var	Explanation	% USD
Transportation cost	3.46	3.85	-10.1%	• Volume (+USD 0.48/Bl): Lower volumes transported due to lower production levels. • Cost (-USD 0.96/Bl):Lower operational maitenance costs .	3.52	3.63	-3.0%	• Volume (+USD 0.41/Bl): Lower volumes transported due to lower production levels. • Cost (-USD 0.75/Bl): Lower operational maitenance costs.	8.0%

TRM	2,919.6	2,994.7	-2.5%	• Exchange rate (+USD 0.09/Bl): Lower exchange rate of COP 75.12/USD.	2,921.0	3,121.9	-6.4%	• Exchange rate (+USD 0.23/Bl): Higher cost due to lower exchange rate of COP 200.86/USD.

Financial results for the Midstream segment

The midstream segment’s revenue for the second quarter of 2017 declined as compared to the second quarter of 2016 primarily due to the lower volumes transported in oil pipelines and the effect of the appreciation of the COP/USD average exchange rate on dollar fees.

The midstream segment’s cost of sales declined as a consequence of the ongoing program to optimize operating and maintenance costs, partially offsetting the increase in variable costs of processing materials and energy for the second quarter of 2017 associated with the start of transport of heavier crudes, and depreciation for the capitalization of major maintenance events.

Net financial income posted higher expenses compared to the same period the year before, primarily due to results associated with hedging transactions involving exchange rate derivatives and lower revenue from exchange rate spreads due to the decline in the segment’s net asset position.

16

C.	Downstream

Table 17: Profit and Loss Statement – Downstream

A	B	C	D	E	F	G	H	I
COP Billion	2Q 2017	2Q 2016	∆ ($)	∆ (%)	1H 2017	1H 2016	∆ ($)	∆ (%)
Local Sales	5,291	4,594	697	15.2%	10,650	8,681	1,969	22.7%
Export Sales	1,342	1,332	10	0.8%	2,970	2,536	434	17.1%
Total Sales	6,633	5,926	707	11.9%	13,620	11,217	2,403	21.4%
DD&A Costs	259	313	(54)	(17.3)%	523	495	28	5.7%
Variable Costs	5,667	4,825	842	17.5%	11,516	8,915	2,601	29.2%
Fixed Costs	425	294	131	44.6%	807	653	154	23.6%
Cost of Sales	6,351	5,432	919	16.9%	12,846	10,063	2,783	27.7%
Gross Profits	282	494	(212)	(42.9)%	774	1,154	(380)	(32.9)%
Operating Expenses	389	376	13	3.5%	751	941	(190)	(20.2)%
Operating Income	(107)	118	(225)	(190.7)%	23	213	(190)	(89.2)%
Financial Income (Loss)	(225)	(316)	91	(28.8)%	(465)	(337)	(128)	38.0%
Share of Profit of Companies	7	8	(1)	(12.5)%	11	12	(1)	(8.3)%
Income Before Income Tax	(325)	(190)	(135)	71.1%	(431)	(112)	(319)	284.8%
Income tax	(91)	(157)	66	(42.0)%	(201)	(368)	167	(45.4)%
Net Income Consolidated	(416)	(347)	(69)	19.9%	(632)	(480)	(152)	31.7%
Non-Controlling Interests	1	-	1	0	1	3	(2)	(66.7)%
Net Income (Attributable to Owners of Ecopetrol)	(415)	(347)	(68)	19.6%	(631)	(477)	(154)	32.3%

EBITDA	272	625	(353)	(56.5)%	829	1,205	(376)	(31.2)%
EBITDA Margin	4.1%	10.5%	(6.4)%		6.1%	10.7%	(4.7)%

Cartagena Refinery

Reficar achieved a total sales volume of 140 mbd at the close of the first half, 72 mbd of which correspond to domestic sales and the remaining 67 mbd to exports. Sales represented revenue of USD 634 million in the first quarter of the year and USD$ 722 million in the second quarter, an increase of 67% and 46%, respectively, over the same periods in 2016.

During June 2017 the largest load of the crude unit year to date was achieved, with 143.4 mbd, achieving a year-to-date average of 130 mbd, a 19% increase over the accumulated load for first half of 2016 (109 mbd).

In terms of the gross refining margin, Reficar experienced an increase of 12% between the first and second quarters of 2017, from USD 6.8 /Bl to USD 7.7 /Bl. The improvement is largely explained by progress in the process of stabilizing the refinery, which has increased its load, from 123 mbd in the first quarter of 2017 to 136 mbd in the second quarter of 2017, and consequently its utilization factor.

Year to date, gross margin was up 181% versus the same period in 2016, from USD 2.6 /Bl to USD 7.3 /Bl.

During the second quarter it was necessary to suspend the service of the alkylation and hydrocracking units, for the first unit in order to fix the failures found in some of the process’s equipment, and in the Hydrocracking unit to resolve an operational event. The alkylation unit resumed operations on July 22 and the hydrocracking unit is expected to resume activity in August.

At the close of the first half of the year, 28 tests were performed out of the 34 planned, representing progress of 82%. The stabilization process will be completed in the second half, as well as the individual tests and the global performance test pending.

17

Barrancabermeja refinery

Table 18: Load, Utilization Factor and Production – Barrancabermeja Refinery

A	B	C	D	E	F	G
	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Refinery runs* (mbod)	202.7	216.4	(6.3)%	208.6	215.2	(3.1)%
Utilization factor (%)	70.3%	71.7%	(1.9)%	74.2%	76.0%	(2.3)%
Production (mboed)	204.3	217.4	(6.0)%	210.3	216.4	(2.8)%

* Corresponds to volumes actually loaded, not those received.

Load, utilization factor and production declined in the second quarter of 2017 versus the same quarter of 2016, due to lesser availability of light and intermediate crudes and the general shutdown scheduled for the heavy oil train during June 2017.

Table 19: Refining Margin – Barrancabermeja Refinery

A	B	C	D	E	F	G
USD/Bl	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Refining Margin	13.1	13.5	(2.8)%	13.9	13.8	0.7%

The refining margin declined between the second quarter of 2017 and the same period of 2016, primarily because of the higher price of the feedstock, in line with international crude prices; this impact was partially offset by a higher yield on diesel, resulting from the sustainability of operational changes that have given greater value to various refinery flows, such as light cycle oil (ALC) and fuel oil.

Table 20: Refining cash cost (not including Reficar) – Ecopetrol Business Group

A	B	C	D	E	F	G	H	I	J
USD/Bl	2Q 2017	2Q 2016	% Var	Explanation	1H 2017	1H 2016	% Var	Explanation	% USD
Refining operating cash cost	4.89	4.33	12.9%	• Volume (+USD 0.31/Bl): Lower through-put in Barrancabermeja Refinery. • Cost (+USD 0.13/Bl): Higher operational costs due to different crude through-put.	4.69	3.92	19.6%	• Volume (+USD 0.20/Bl): Lower through-put in Barrancabermeja refinery and Propilco. • Cost (+USD 0.27/Bl): Higher maintenance and operational costs due to a heavier crude oil diet.	19.0%

TRM	2,919.6	2,994.7	-2.5%	• Exchange rate (+USD 0.12/Bl): Lower exchange rate of COP 75.12/USD.	2,921.0	3,121.9	-6.4%	• Exchange rate (+USD 0.30/Bl): Lower exchange rate of COP 200.86 /USD.

Financial results for the Downstream Segment

The downstream segment’s revenue for the second quarter of 2017 as compared to the second quarter of 2016 increased primarily due to better product sale prices, in line with international price performance, and higher yields on high-value products (principally diesel and gasoline) at the Barrancabermeja and Cartagena refineries.

The segment’s cost of sales increased as a result of increases in costs related to operating and process materials, maintenance and contracted services associated with shutdowns at refining units due to the Cartagena Refinery stabilization process. In addition, costs of sales increased due to the higher prices of raw materials.

The segment’s operating expenses increased primarily due to lower recovery of provisions, which was partially offset by a decline in expenses involving startup studies and stabilization of projects from the effect of the commissioning and stabilization of the Cartagena Refinery.

18

The segment’s net financial income posted a recovery explained largely by: i) profit from the exchange rate spread given the devaluation occurring during the period, and ii) lower interest expense from the effect of the decline in the average exchange rate on interest associated with the foreign-currency debt.

8.	Cost and Expense Reduction Initiatives

As a result of the implementation of the identified actions, in the first half of the year the Ecopetrol Business Group accumulated structural efficiencies totaling COP 516 billion, representing some 70% of the annual goal of COP 740 billion. This goal is leveraged primarily on the efforts related to Upstream, Downstream, Midstream, Commercial Management and Supplies and Services.

During the second quarter savings for COP 366 billion were obtained, explained by:

Table 21: 2017 Main Structural Saving Initiatives

A	B
COP Billion	2Q 2017
Higher revenues and margins at refineries	87
Optimization of drilling and maintenance cost of wells	69
Improved commercial strategy	56
Heavy crude oil dilution	52
Lower O&M cost in Midstream companies	36
Energy efficiency (energy surplus sales and electric reliability)	16
Savings on staff areas, maintenance of facilities and other	50
Total	366

9.	Investments

Accumulated investments in the first half of 2017 for the Ecopetrol Business Group totaled USD 875 million (71% at Ecopetrol S.A. and 29% at affiliates and subsidiaries).

Table 22: Investments by segment - Ecopetrol Business Group

A	B	C	D	E
1H 2017 - USD million	Ecopetrol S.A.	Affiliates and Subsidiaries	Total	Share
Production	505.6	46.7	552.3	63.1%
Refining, Petrochemicals and Biofuels	10.1	70.5	80.6	9.2%
Exploration	101.8	55.5	157.3	18.0%
Transportation	1.0	83.3	84.3	9.6%
Corporate	0.8	0.0	0.8	0.1%
Total	619.3	256.0	875.3	100.0%

Production: The investment in the Castilla field is noteworthy, since during the quarter it had additional drilling equipment reaching 5 drills.

Exploration: Execution corresponds to activities in the Colombian offshore (Gorgón-1, Purple Angel-1, Siluro-1 and Brama-1 wells). Additionally, pre-drilling activities also made significant progress, particularly with respect to social viability in the Colombian onshore. Hocol saw significant progress in two of its seismic programs located in the Lower Magdalena Valley.

19

Downstream, Petrochemicals and Bio-fuels and Midstream: Progress was made on operational continuity investments and the Ocensa P135 project closure.

The execution of 2017 investments is estimated at a range between USD 2.6 and USD 2.9 billion, largely due to the renegotiation of obligations with the National Hydrocarbons Agency (ANH), which will not be carried out this year, and for a larger period of time necessary for the maturity of certain production projects.

II.	Organizational Consolidation and Corporate Responsibility (Ecopetrol S.A.)

1.	Organizational Consolidation

Table 23: HSE (Health, Safety and Environmental) Performance

A	B	C	D	E
HSE Index*	2Q 2017	2Q 2016	1H 2017	1H 2016
Accident Frequency Index (accidents per million labor hours)	0.65	0.60	0.85	0.86
Environmental Incidents	4	1	8	1

*The results of the indicators are subject to change after the close of the quarter as some accidents and incidents are reclassified according to the final result of the investigations.

Significant milestones:

•	Synergies were achieved between Ecopetrol S.A. and its subsidiaries in order to share and standardize HSE practices and improve the Group’s HSE performance.
•	Fulfillment of the pre-audit process for certification on Industrial Safety, Occupational Health and Environmental Management Systems (OHSAS 18001 and ISO 14001).

2.	Corporate Responsibility

Social Investment:

In the second quarter of 2017 funds were invested for social investment projects valued at COP 2,033 million, versus COP 1,242 million in the same period of 2016. 2017 funds were allocated to Education and Culture and Institutional Development programs. Spending on social projects during the first half of 2017 totaled COP 4,617 million.

III.	Presentation on Quarterly Results

Ecopetrol management will offer two online presentations to review the results for the second quarter of 2017:

Spanish	English
August 9, 2017	August 9, 2017
8:30 a.m. Bogotá	10:00 a.m. Bogotá
9:30 a.m. New York	11:00 a.m. New York

20

The Internet broadcast will be available on the Ecopetrol website: www.ecopetrol.com.co

Please check that your browser allows for normal display of the online presentation. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

Statements on future projections

This press release may contain statements on future projections related to Ecopetrol’s business prospects, estimates of operating and financial results, and growth. These are projections, and as such, are based solely on management’s expectations of the company’s future and its continuous access to capital to finance the company’s business plan. These statement on the future basically depend upon changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

Contact Information:

Head of Capital Markets

María Catalina Escobar

Telephone: +571-234-5190 - Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329 - Email: mauricio.tellez@ecopetrol.com.co

21

IV.	Ecopetrol Business Group Annexes

Table 1: Gross Production by Region – Ecopetrol Business Group Net Share

A	B	C	D	E	F	G
mboed	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
La Cira-Infantas	20.9	18.6	12.4%	21.7	18.9	14.8%
Casabe	16.3	18.5	(11.9)%	16.4	18.9	(13.2)%
Yarigui	15.4	17.7	(13.0)%	15.6	18.1	(13.8)%
Other	30.7	32.5	(5.5)%	30.9	34.1	(9.4)%
Total Central Region	83.3	87.3	(4.6)%	84.6	90.0	(6.0)%

Castilla	115.4	123.2	(6.3)%	114.6	125.8	(8.9)%
Chichimene	72.4	74.2	(2.4)%	70.7	76.1	(7.1)%
Cupiagua	35.3	40.2	(12.2)%	38.2	42.6	(10.3)%
Cusiana (2)	36.1	0.0	N/A	35.6	0.0	N/A
Other (3)	19.6	15.1	29.8%	18.5	17.2	7.6%
Total Orinoquía Region	278.8	252.7	10.3%	277.6	261.7	6.1%

Huila Area (4)	3.2	8.1	(60.5)%	3.2	8.4	(61.9)%
San Francisco Area	6.3	6.7	(6.0)%	6.4	6.9	(7.2)%
Tello Area	4.2	4.9	(14.3)%	4.3	4.9	(12.2)%
Other	11.9	8.8	35.2%	12.4	9.2	34.8%
Total South Region	25.6	28.5	(10.2)%	26.3	29.4	(10.5)%

Rubiales (1)	115.0	0.0	N/A	116.8	0.0	N/A
Caño Sur (3)	1.3	0.0	N/A	1.3	0.0	N/A
Total East Region	116.3	0.0	N/A	118.1	0.0	N/A

Rubiales (1)	0.0	79.9	(100.0)%	0.0	83.2	(100.0)%
Cusiana (2)	0.0	29.9	(100.0)%	0.0	30.1	(100.0)%
Guajira	27.5	32.3	(14.9)%	27.1	35.9	(24.5)%
Caño Limón	25.1	26.9	(6.7)%	21.5	27.1	(20.7)%
Piedemonte	29.3	30.4	(3.6)%	29.0	30.7	(5.5)%
Quifa	19.1	20.7	(7.7)%	19.2	21.2	(9.4)%
Nare	13.4	16.2	(17.3)%	13.8	16.6	(16.9)%
Other	37.5	41.8	(10.3)%	38.1	42.4	(10.1)%
Total Associated Operations	151.9	278.1	(45.4)%	148.7	287.2	(48.2)%

Total Ecopetrol S.A.	655.9	646.6	1.4%	655.3	668.3	(1.9)%

Direct Operation	506.5	368.5	37.4%	509.4	384.3	32.6%
Associated Operation	149.3	278.1	(46.3)%	145.9	283.9	(48.6)%

Ocelote (**)	13.9	11.5	20.9%	14.1	10.7	31.8%
Other	13.7	7.8	75.6%	13.1	7.3	79.5%
Total Hocol	27.6	19.3	43.0%	27.2	18.0	51.1%

Piedemonte	14.9	15.5	(3.9)%	14.7	15.5	(5.2)%
Tauramena/Rio Chitamena	0.2	4.1	(95.1)%	0.2	4.2	(95.2)%
Other	0.7	1.2	(41.7)%	1.0	1.3	(23.1)%
Total Equión*	15.8	20.8	(24.0)%	15.9	21.0	(24.3)%

Lobitos	2.3	2.2	4.5%	2.3	2.2	4.5%
Peña Negra	1.7	2.0	(15.0)%	1.6	2.1	(23.8)%
Other	1.0	1.1	(9.1)%	1.0	1.1	(9.1)%
Total Savia*	5.0	5.3	(5.7)%	4.9	5.4	(9.3)%

Dalmatian	1.4	1.5	(6.7)%	1.3	1.7	(23.5)%
K2	2.5	1.5	66.7%	2.4	1.6	50.0%
Gunflint	8.3	0.0	N/A	7.7	0.0	N/A
Total Ecopetrol America Inc.	12.2	3.0	306.7%	11.4	3.3	245.5%

Total Affiliates	60.6	48.4	25.2%	59.4	47.7	24.5%

Total Group's Production	716.5	695.0	3.1%	714.7	716.0	(0.2)%

*Equión and Savia do not consolidate within the Ecopetrol Business Group

** Ocelote: Since Q1 2017, the production contract Guarrojo includes, in addition to Ocelote, the Pintado and Guarrojo fields.

(1) Rubiales: Up to the close of the first half of 2016, this field belonged to the Vice-presidency of Assets with Partners. As of July 1, it has belonged to the new Eastern Region Vice-presidency.

(2) Cusiana: Cusiana: Up to the close of the first half of 2016, this field belonged to the Vice-presidency of Assets with Partners. As of July 1, it has belonged to the Orinoquia Region Vice-presidency.

(3) Caño Sur: Up to the close of the first half of 2016, this field belonged to the Orinoquia Region Vice-presidency. As of July 1, it has belonged to the new Eastern Region Vice-presidency.

(4) Huila: Some assets were reclassified and are reported under Other Fields for the Southern Region.

22

Table 2: Gross Production - Ecopetrol Business Group (by crude type)

A	B	C	D	E	F	G
mbod	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Light	67.6	63.0	7.3%	67.2	64.2	4.7%
Medium	176.3	186.1	(5.3)%	174.7	188.0	(7.1)%
Heavy	350.5	324.7	7.9%	349.9	335.3	4.4%
Total	594.4	573.8	3.6%	591.8	587.5	0.7%

Table 3: Net Production* - Ecopetrol Business Group**

A	B	C	D	E	F	G
mboed	2Q 2017	2Q 2016	∆ (%)	1H 2017	1H 2016	∆ (%)
Crude Oil	504.9	495.0	2.0%	501.0	506.6	(1.1)%
Natural Gas***	104.1	102.9	1.2%	104.7	109.1	(4.0)%
Total	609.0	597.9	1.9%	605.7	615.7	(1.6)%

* Net production does not include royalties and is prorated for Ecopetrol’s equity interest in each company.

** Equión and Savia are incorporated through the equity method.

*** Gas production includes liquids.

23

Table 4: Profit and Loss Statement – Ecopetrol Business Group

A	B	C	D	E
COP Billion	2Q 2017	2Q 2016	1S 2017	1S 2016
Revenue
Local Sales	6,688	6,114	13,419	12,146
Export Sales	6,463	5,637	13,103	10,090
Total Revenue	13,151	11,751	26,522	22,236
Cost of Sales
Depreciation, Amortization and Depletion	2,101	1,788	4,123	3,430
Variable cost DD&A	1,530	1,208	2,982	2,397
Fixed cost depreciation	571	580	1,141	1,033
Variable Costs	5,232	5,047	10,634	9,353
Imported products	2,796	3,099	6,325	5,649
Purchase of Hydrocarbons	1,571	1,281	3,263	2,213
Hydrocarbon Transportation Services	199	216	363	450
Inventories and others	666	451	683	1,041
Fixed Costs	1,893	1,512	3,614	3,010
Contracted Services	609	469	1,124	1,054
Maintenance	504	418	956	726
Labor Costs	441	377	856	659
Other	339	248	678	571
Total Cost of Sales	9,226	8,347	18,371	15,793
Gross Income	3,925	3,404	8,151	6,443
Operating Expenses	657	923	1,584	2,363
Administration expenses	580	666	1,480	2,022
Exploration and Projects expenses	77	257	104	341
Operating Income	3,268	2,481	6,567	4,080
Finance result, net	(137)	(366)	(1,156)	(502)
Foreign exchange, net	434	375	(15)	1,000
Interest, net	(393)	(549)	(928)	(1,147)
Financial Income/Loss	(178)	(192)	(213)	(355)
Share of profit of companies	24	(4)	55	(31)
Income before income tax	3,155	2,111	5,466	3,547
Income Tax	(1,672)	(1,122)	(2,910)	(1,947)
Net Income Consolidated	1,483	989	2,556	1,600
Non-controlling interest	(178)	(202)	(365)	(450)
Net income attributable to Owners of Ecopetrol	1,305	787	2,191	1,150

24

Table 5: Financial Statement / Balance Sheet – Ecopetrol Business Group

A	B	C	D
COP Billion	June 30, 2017	Marzo 31, 2017	∆ (%)
Current assets
Cash and cash equivalents	6,246	8,165	(23.5)%
Trade and other receivables	4,638	3,880	19.5%
Inventories	4,269	4,330	(1.4)%
Current tax assets	777	840	(7.5)%
Financial assets held for sale	56	52	7.7%
Other financial assets	1,885	7,009	(73.1)%
Other assets	1,043	1,025	1.8%
	18,914	25,301	(25.2)%
Non-current assets held for sale	95	116	(18.1)%
Total current assets	19,009	25,417	(25.2)%

Non-current assets
Investments in associates and joint ventures	1,326	1,476	(10.2)%
Trade and other receivables	781	745	4.8%
Property, plant and equipment	61,274	60,467	1.3%
Natural and environmental resources	21,562	21,521	0.2%
Intangibles	253	269	(5.9)%
Deferred tax assets	7,458	6,520	14.4%
Other financial assets	2,330	2,362	(1.4)%
Other non-current assets	1,701	1,721	(1.2)%
Total non-current assets	96,685	95,081	1.7%

Total assets	115,694	120,498	(4.0)%

Liabilities
Current liabilities
Loans and borrowings	3,920	4,095	(4.3)%
Trade and other payables	6,184	6,799	(9.0)%
Provision for employees benefits	1,867	1,994	(6.4)%
Current tax liabilities	1,497	2,915	(48.6)%
Accrued liabilities and provisions	706	817	(13.6)%
Other liabilities	339	421	(19.5)%
	14,513	17,041	(14.8)%
Liabilities related to non-current assets held for sale	-	40	(100.0)%
Total current liabilities	14,513	17,081	(15.0)%

Non-current liabilities
Loans and borrowings	42,194	46,316	(8.9)%
Trade and other payables	44	22	100.0%
Provision for employees benefits	3,650	3,790	(3.7)%
Deferred tax liabilities	2,616	2,410	8.5%
Accrued liabilities and provisions	5,259	5,187	1.4%
Other long-term liabilities	440	275	60.0%
Total non-current liabilities	54,203	58,000	(6.5)%

Total liabilities	68,716	75,081	(8.5)%

Equity
Equity attributable to owners of the Company	45,133	43,793	3.1%
Non-controlling interests	1,845	1,624	13.6%
Total Equity	46,978	45,417	3.4%

Total liabilities and equity	115,694	120,498	(4.0)%

25

Table 6: Comprehensive Income Statement – Ecopetrol Business Group

A	B	C	D	E
COP Billion	2Q 2017	2Q 2016	1S 2017	1S 2016
Net income consolidated	1,483	989	2,556	1,600
Components of other comprehensive income, net of taxes
Accumulated foreign currency translation	952	(676)	189	(1,679)
Cash flow hedges for future exports	(437)	591	2	1,102
Hedge of a net investment in foreign operation	(570)	207	(174)	207
Measurement of defined benefit obligation	113	354	194	229
Others	23	(28)	21	137
Total other comprehensive income	81	448	232	(4)
Total Comprehensive income	1,564	1,437	2,788	1,596
Attributable to:
Shareholders	1,345	1,237	2,408	1,184
Non-controlling interests	219	200	380	412
Total Comprehensive income	1,564	1,437	2,788	1,596

26

Table 7: Cash Flow Statement – Ecopetrol Business Group

A	B	C	D	E
COP Billion	2Q 2017	2Q 2016	1S 2017	1S 2016

Cash flow provided by operating activities:
Net income attributable to Owners of Ecopetrol S.A.	1,305	787	2,191	1,150
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interests	178	202	365	450
Income tax	1,672	1,122	2,910	1,947
Depreciation, depletion and amortization	2,136	1,863	4,199	3,576
Foreign exchange (gain) loss	(434)	(375)	15	(1,000)
Finance costs recognised in profit or loss	659	801	1,483	1,614
Dry wells	30	76	33	154
Loss (gain) on disponsal of non-current assets	48	7	33	30
Impairment of assets	(3)	(47)	54	45
Fair value (gain) on financial assets valuation	(249)	(19)	(102)	7
Loss (gain) on assets for sale	(167)	12	(167)	13
(Gain) loss on share of profit of associates and joint ventures	(24)	4	(55)	31
Realized foreign exchange cash flow hedges	119	265	253	399
Net changes in operating assets and liabilities	(727)	(889)	(1,539)	(450)
Income tax paid	(3,048)	(3,036)	(3,722)	(3,390)
Cash provided by operating activities	1,495	773	5,951	4,576

Cash flows from investing activities:
Investment in property, plant and equipment	(625)	(611)	(909)	(1,454)
Investment in natural and environmental resources	(1,100)	(318)	(1,477)	(965)
Payments for intangibles	(7)	(26)	(29)	(36)
Proceeds from sales of equity instruments measured at fair value	-	725	-	725
Proceeds from sales of assets held for sale	154	-	155	-
(Purchases) sales of other financial assets	5,836	(1,130)	2,894	(1,177)
Interest received	86	95	192	164
Dividends received	249	31	249	31
Proceeds from sales of assets	9	2	37	87
Net cash provided (used) in investing activities	4,602	(1,232)	1,112	(2,625)

Cash flows from financing activities:
Proceeds (repayment of) from borrowings	(6,492)	1,626	(6,584)	2,414
Interest paid	(718)	(647)	(1,431)	(1,243)
Dividends paid	(1,023)	(47)	(1,137)	(1,105)
Net cash used (provided) in financing activities	(8,233)	932	(9,152)	66

Exchange difference in cash and cash equivalents	217	(191)	(75)	(649)
Net (decrease) increase in cash and cash equivalents	(1,919)	282	(2,164)	1,368
Cash and cash equivalents at the beginning of the period	8,165	7,636	8,410	6,550
Cash and cash equivalents at the end of the period	6,246	7,918	6,246	7,918

27

Table 8: EBITDA Reconciliation – Ecopetrol Business Group

A	B	C	D	E
COP Billion	2Q 2017	2Q 2016	1H 2017	1H 2016
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	1,305	787	2,191	1,150
+ Depreciation, depletion and amortization	2,136	1,863	4,199	3,576
+/- Impairment of non-current assets	5	3	9	59
+/- Finance results, net	137	366	1,156	502
+ Income tax	1,672	1,122	2,910	1,947
+ Other taxes	179	179	595	975
+/-Non-controlling interest	178	202	365	450
CONSOLIDATED EBITDA	5,612	4,522	11,425	8,659

Table 9: EBITDA Reconciliation by Segment – (2Q 2017)

A	B	C	D	E	F
COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	1,003	(415)	716	1	1,305
+ Depreciation, depletion and amortization	1,572	285	278	1	2,136
+/- Impairment of non-current assets	-	4	1	-	5
+/- Finance results, net	(208)	225	120	-	137
+ Income tax	938	91	643	-	1,672
+ Other taxes	72	83	24	-	179
+/-Non-controlling interest	-	(1)	179	-	178
CONSOLIDATED EBITDA	3,377	272	1,961	2	5,612

Table 10: EBITDA Reconciliation by Segment (2Q 2016)

A	B	C	D	E	F
COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	351	(347)	779	4	787
+ Depreciation, depletion and amortization	1,254	375	236	(2)	1,863
+/- Impairment of non-current assets	(1)	4	-	-	3
+/- Finance results, net	132	316	(27)	(55)	366
+ Income tax	202	157	762	1	1,122
+ Other taxes	48	120	11	-	179
+/-Non-controlling interest	-	-	202	-	202
CONSOLIDATED EBITDA	1,986	625	1,963	(52)	4,522

Table 11: EBITDA Reconciliation by Segment – (1H 2017)

A	B	C	D	E	F
COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	1,431	(631)	1,390	1	2,191
+ Depreciation, depletion and amortization	3,065	581	553	-	4,199
+/- Impairment of non-current assets	1	7	1	-	9
+/- Finance results, net	524	464	168	-	1,156
+ Income tax	1,406	201	1,303	-	2,910
+ Other taxes	272	208	115	-	595
+/-Non-controlling interest	-	(1)	366	-	365
CONSOLIDATED EBITDA	6,699	829	3,896	1	11,425

28

Table 12: EBITDA Reconciliation by Segment (1H 2016)

A	B	C	D	E	F
COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	(41)	(477)	1,682	(14)	1,150
+ Depreciation, depletion and amortization	2,471	622	483	-	3,576
+/- Impairment of non-current assets	(2)	61	-	-	59
+/- Finance results, net	9	337	108	48	502
+ Income tax	53	368	1,525	1	1,947
+ Other taxes	467	297	211	-	975
+/-Non-controlling interest	-	(3)	453	-	450
CONSOLIDATED EBITDA	2,957	1,205	4,462	35	8,659

Table 13: Long-Term Debt – Ecopetrol Business Group*

A	B	C	D
Company	Denominated in U.S. Dollars	Denominated in Colombian Pesos**	Total
Ecopetrol	9,884	1,131	11,015
Reficar	2,666	-	2,666
Bicentenario	-	481	481
ODL	-	228	228
Bioenergy	-	153	153
Ocensa	500	-	500
Total	13,050	1,993	15,043

*Nominal value of the debt as of June 30, 2017, not including accrued interest.

**Figures expressed in millions of dollar-equivalents with the exchange rate as of June 30, 2017.

V.	Ecopetrol S.A. and principal companies consolidating within the Ecopetrol Business Group Annexes

Following are the Income Statement and Financial Statement for Ecopetrol S.A. (not consolidated) and the most representative subsidiaries in each segment.

29

1.	Ecopetrol S.A:

Table 14: Profit and Loss Statement

A	B	C	D	E
COP Billion	2Q 2017	2Q 2016	1H 2017	1H 2016
Local Sales	5,766	4,335	11,384	8,634
Export Sales	5,174	5,172	10,256	9,025
Total Sales	10,940	9,507	21,640	17,659
Variable Costs	6,343	5,685	12,489	10,904
Fixed Costs	2,254	1,980	4,314	4,071
Cost of Sales	8,597	7,665	16,803	14,975
Gross Profits	2,343	1,842	4,837	2,684
Operating Expenses	351	561	926	1,400
Operating Income	1,992	1,281	3,911	1,284
Financial Income (Loss)	159	(279)	(766)	(211)
Share of profit of companies	165	216	535	540
Income before income tax	2,316	1,218	3,680	1,613
Income Tax	(1,011)	(431)	(1,489)	(463)
Net Income	1,305	787	2,191	1,150

EBITDA	3,525	2,676	7,138	4,435
EBITDA Margin	32.2%	28.1%	33.0%	25.1%

30

Table 15: Financial Statement - Balance Sheet

A	B	C	D
COP Billion	June 30, 2017	Marzo 31, 2017	∆ (%)
Current assets
Cash and cash equivalents	3,660	4,721	(22.5)%
Trade and other receivables	4,836	4,123	17.3%
Inventories	2,750	2,694	2.1%
Current tax assets	334	366	(8.7)%
Financial assets held for sale	56	52	7.7%
Other financial assets	5,441	10,249	(46.9)%
Other assets	715	760	(5.9)%
	17,792	22,965	(22.5)%
Non-current assets held for sale	8	30	(73.3)%
Total current assets	17,800	22,995	(22.6)%

Non-current assets
Investments in associates and joint ventures	29,336	27,887	5.2%
Trade and other receivables	3,152	3,121	1.0%
Property, plant and equipment	20,458	20,817	(1.7)%
Natural and environmental resources	17,781	17,786	(0.0)%
Intangibles	153	165	(7.3)%
Deferred tax assets	4,744	3,900	21.6%
Other financial assets	1,982	2,010	(1.4)%
Other non-current assets	1,833	1,828	0.3%
Total non-current assets	79,439	77,514	2.5%

Total assets	97,239	100,509	(3.3)%

Liabilities
Current liabilities
Loans and borrowings	2,447	2,567	(4.7)%
Trade and other payables	4,749	5,387	(11.8)%
Provision for employees benefits	1,839	1,964	(6.4)%
Current tax liabilities	1,085	938	15.7%
Accrued liabilities and provisions	591	611	(3.3)%
Other liabilities	-	-	0
	10,711	11,467	(6.6)%
Liabilities related to non-current assets held for sale	-	40	(100.0)%
Total current liabilities	10,711	11,507	(6.9)%

Non-current liabilities
Loans and borrowings	31,612	35,637	(11.3)%
Trade and other payables	-	-	0
Provision for employees benefits	3,650	3,790	(3.7)%
Deferred tax liabilities	1,674	1,445	15.8%
Accrued liabilities and provisions	4,357	4,288	1.6%
Other long-term liabilities	102	50	104.0%
Total non-current liabilities	41,395	45,210	(8.4)%

Total liabilities	52,106	56,717	(8.1)%

Equity
Equity attributable to owners of the Company	45,133	43,792	3.1%
Non-controlling interests	-	-	0
Total Equity	45,133	43,792	3.1%

Total liabilities and equity	97,239	100,509	(3.3)%

31

2.	Principal companies consolidating within the Ecopetrol Business Group

Table 16: Essentia (Propilco) – Sales Volumes

A	B	C	D	E
Sales Volume (tons)	2Q 2017	2Q 2016	1H 2017	1H 2016
Polypropylene	102,936	107,651	211,609	118,856
Masterbatch	2,522	3,473	5,240	4,427
Polyethylene	8,124	6,406	15,858	6,026
Total	113,582	117,530	232,707	129,309

Table 17: Reficar – Sales Volumes

A	B	C	D	E
Sales Volume (mboed)	2Q 2017	2Q 2016	1H 2017	1H 2016
Local	88.6	48.5	72.5	47.9
International	61.7	85.1	67.4	75.7
Total	150.3	133.5	139.9	123.6

32

Table 18: Financial Statement - Profit and Loss Statement

A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T	U
	HOCOL				AMERICA INC				PROPILCO				REFICAR				CENIT
COP Billion	2Q 2017	2Q 2016	1H 2017	1H 2016	2Q 2017	2Q 2016	1H 2017	1H 2016	2Q 2017	2Q 2016	1H 2017	1H 2016	2Q 2017	2Q 2016	1H 2017	1H 2016	2Q 2017	2Q 2016	1H 2017	1H 2016
Local Sales	120	65	228	158	14	46	26	77	221	163	397	359	1,442	708	2,341	1,374	990	982	2,005	2,079
Export Sales	213	119	401	280	138	24	249	49	235	282	528	600	683	768	1,644	1,342	-	-	-	-
Total Sales	333	184	629	438	152	70	275	126	456	445	925	959	2,125	1,476	3,985	2,716	990	982	2,005	2,079
Variable Costs	154	56	275	250	205	46	367	103	374	309	743	665	1,978	1,510	3,571	2,700	65	68	115	95
Fixed Costs	73	68	151	135	48	8	78	21	28	24	58	50	284	198	573	332	339	444	726	793
Cost of Sales	227	124	426	385	253	54	445	124	402	333	801	715	2,262	1,708	4,144	3,032	404	512	841	888
Gross Profits	106	60	203	53	(101)	16	(170)	2	54	112	124	244	(137)	(232)	(159)	(316)	586	470	1,164	1,191
Operating Expenses	35	48	52	76	22	33	43	65	40	38	81	82	222	212	422	501	11	25	92	167
Operating Income	71	12	151	(23)	(123)	(17)	(213)	(63)	14	74	43	162	(359)	(444)	(581)	(817)	575	445	1,072	1,024
Financial Income (Loss)	(2)	10	(2)	16	(4)	(1)	(7)	(2)	(4)	-	(3)	(1)	(202)	(149)	(324)	(261)	24	37	8	2
Share of profit of companies	11	14	23	31	-	-	-	-	19	26	50	45	-	-	-	-	384	409	798	941
Income before income tax	80	36	172	24	(127)	(18)	(220)	(65)	29	100	90	206	(561)	(593)	(905)	(1,078)	983	891	1,878	1,967
Income Tax	(27)	17	(79)	6	-	-	-	-	(5)	(31)	(24)	(64)	24	45	33	63	(257)	(202)	(465)	(404)
Net Income	53	53	93	30	(127)	(18)	(220)	(65)	24	69	66	142	(537)	(548)	(872)	(1,015)	726	689	1,413	1,563

EBITDA	176	104	363	151	83	11	157	(6)	28	81	72	182	(187)	(175)	(186)	(350)	697	548	1,360	1,337
EBITDA Margin	52.9%	56.5%	57.7%	34.5%	54.6%	15.7%	57.1%	(4.8)%	6.1%	18.2%	7.8%	19.0%	(8.8)%	(11.9)%	(4.7)%	(12.9)%	70.4%	55.8%	67.8%	64.3%

Table 19: Financial Statement - Balance Sheet

A	B	C	D	E	F	G	H	I	J	K
	HOCOL		AMERICA INC		PROPILCO		REFICAR		CENIT
COP Billion	June 30, 2017	March 31, 2017	June 30, 2017	March 31, 2017	June 30, 2017	March 31, 2017	June 30, 2017	March 31, 2017	June 30, 2017	March 31, 2017
Current Assets	878	837	435	343	885	994	2,157	2,092	1,280	1,459
Non Current Assets	2,226	2,143	2,494	2,474	929	870	23,320	22,329	12,512	12,051
Total Assets	3,104	2,980	2,929	2,817	1,814	1,864	25,477	24,421	13,792	13,510

Current Liabilities	928	912	287	189	268	411	3,340	2,995	793	1,446
Non-Current Liabilities	319	318	192	180	98	96	14,196	13,861	835	738
Total Liabilities	1,247	1,230	479	369	366	507	17,536	16,856	1,628	2,184
Equity	1,857	1,750	2,450	2,448	1,448	1,357	7,941	7,565	12,164	11,326
Total Liabilities and Equity	3,104	2,980	2,929	2,817	1,814	1,864	25,477	24,421	13,792	13,510

33